UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2007 Up 14.3% Year over Year

Mexico City, January 8, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2007 increased by 14.3% when compared to December 2006.

All figures in this announcement reflect comparisons between December 1 through December 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2006	December 2007	% Change
Cancún	241,926	296,240	22.5
Cozumel	5,958	10,816	81.5
Huatulco	24,700	26,063	5.5
Mérida	80,128	116,965	46.0
Minatitlán	13,599	15,028	10.5
Oaxaca	32,872	48,143	46.5
Tapachula	20,019	21,053	5.2
Veracruz	66,770	76,878	15.1
Villahermosa	58,063	83,089	43.1
Total Domestic	544,035	694,275	27.6

International
Airport	December 2006	December 2007	% Change
Cancún	695,123	729,543	5.0
Cozumel	31,771	32,632	2.7
Huatulco	8,192	9,438	15.2
Mérida	13,360	11,482	(14.1)
Minatitlán	292	385	31.8
Oaxaca	3,234	4,027	24.5
Tapachula	339	213	(37.2)
Veracruz	5,305	5,811	9.5
Villahermosa	4,036	4,466	10.7
Total International	761,652	797,997	4.8

Total
Airport	December 2006	December 2007	% Change
Cancún	937,049	1,025,783	9.5
Cozumel	37,729	43,448	15.2
Huatulco	32,892	35,501	7.9
Mérida	93,488	128,447	37.4
Minatitlán	13,891	15,413	11.0
Oaxaca	36,106	52,170	44.5
Tapachula	20,358	21,266	4.5
Veracruz	72,075	82,689	14.7
Villahermosa	62,099	87,555	41.0
ASUR Total	1,305,687	1,492,272	14.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 8, 2008